Exhibit 6.1
MAXCOM TELECOMUNICACIONES, S.A.B. de C.V. AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(thousands of pesos
	and share amounts, except per share)
Weighted average shares (Basic EPS) U.S. GAAP	14,807	13,860	247,853	560,176	789,818
Weighted average shares (Diluted EPS) U.S. GAAP	201,450	277,224	404,479	606,144	829,337
Net (loss) Income under U.S. GAAP for basic computation	96,965	9,280	(527,279)	160,999	(240,058)
Preferred stock dividend under US GAAP not available for common shareholders			(539,738)
Amount allocated to preferred shareholders	1,222,255	176,336
Net (loss) Income under U.S. GAAP for dilutive computation	1,319,200	185,616	12,459	160,999	(240,058)
Basic EPS U.S. GAAP	6.55	0.67	(2.13)	0.29	(0.30)
Diluted EPS U.S. GAAP	6.55	0.67	0.03	0.27	(0.30)
Weighted average shares (Basic EPS) MFRS	293,032	403,521	442,928	560,176	789,818
Weighted average shares (Diluted EPS) MFRS	293,032	403,521	467,628	606,144	—
Net (loss) Income under MFRS for basic computation	(143,922)	(76,912)	(29,267)	36,196	(437,763)
Net (loss) Income under MFRS for dilutive computation	(143,922)	(76,912)	(29,267)	36,196	(437,763)
Basic EPS MFRS	(0.49)	(0.19)	(0.07)	0.06	(0.55)
Diluted EPS MFRS	(0.49)	(0.19)	(0.06)	0.06	—